SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

STORA ENSO CORPORATION
(Translation of registrant’s name into English)

Kanavaranta 1
P.O. Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

News Release August 15, 2002

Stora Enso North America profit enhancement plan announced

HELSINKI, Finland—Stora Enso (NYSE:SEO) today announced details of its previously advised profit enhancement plan as a further important step in an existing programme to improve the operational and financial performance of its North American division, and in response to continuing poor market conditions for its main products in North America.

The plan aims to significantly improve Stora Enso’s competitiveness in North America, and position its operations for profitable growth in this important market. The weaker market conditions have also had an impact on the recoverable value of the assets acquired by Stora Enso in the USA in 2000, prompting the management decision to take a one-time impairment charge of EUR 1 150 million (USD 1 081 million) in the third quarter of 2002 assuming that an average EUR/USD exchange rate is 0.9400. The full financial impact of the plan and the impairment charge is an estimated improvement on the Group’s EPS of EUR 0.13.

“Shortly after our acquisition of Consolidated Papers in September 2000, the North American paper markets began a prolonged downturn, particularly in publication grades, due to dramatically decreased advertising spending. This poor market environment persists today. Group management has decided not to wait and rely on a recovery, but to take action now. We are confident that this profit enhancement plan, together with the earlier initiatives, will improve profitability in the near term, while positioning us for long-term competitiveness.” says CEO Jukka Härmälä.

Profit enhancement plan

The profit enhancement plan comprises a comprehensive range of measures that will together significantly improve Stora Enso North America’s competitive position and profitability. The main elements of the plan include:

Restructuring selected manufacturing assets
—Wisconsin Rapids Pulp Mill to be converted to fully bleached fine paper pulp

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine paper, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total €13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43,000 persons are employed in more than 40 countries and the Company’s shares are listed in Helsinki, New York and Stockholm.

Targeted capital investments

—Rebuilding of paper machines at Wisconsin Rapids (PM16), Kimberly (PMs 96 and 97) and Biron (PM26)

—Modifications to paper machines at Niagara (PMs 43 and 44) and Whiting (PM64)

—Expansion of the thermomechanical pulp line at Port Hawkesbury, subject to cost objectives being met

Permanent shutdowns of production units

—PM12 at Wisconsin Rapids to be shut down by the end of 2002

—Shutdown of PM24 at Biron by the end of 2003, dependent on market conditions

—Shutdown of groundwood and high-yield pulp operation at Port Hawkesbury

—Closure of the groundwood pulp mill at Kimberly by the end of 2002

Workforce reduction

—Approximately 500 jobs will be eliminated as a consequence of the plan and other cost cutting initiatives. The workforce reductions will take place primarily at Wisconsin Rapids, Biron, Kimberly and Port Hawkesbury.

Impact on Stora Enso North America

The total expenditure associated with the plan is estimated at EUR 266 million (USD 250 million), to be spread over the forthcoming 36 months. Once completed, the plan will have no material effect on the division’s total annual production capacity.

Write-offs and charges resulting from these measures total some EUR 80 million (USD 75 million), of which EUR 53 million (USD 50 million) is non-cash. The improvement to the North American division’s profit (EBITDA) as a result of cost savings, increased productivity and higher-value-added production is expected to be approximately EUR 85 million (USD 80 million) per year from 2005 onwards.

Impairment of assets

Stora Enso will record a one-time impairment charge of EUR 1 150 million (USD 1 081 million) in its income statement in the third quarter of 2002, reflecting the recoverable value of assets acquired with Consolidated Papers, Inc. in 2000. This charge is a non-cash item.

The calculation of asset impairment is based upon International Accounting Standards (IAS 36, impairment of assets), using a discounted cash flow model for each “cash generating unit”. In this case, the impairment mainly relates to Stora Enso’s North American Magazine business unit.

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Financial impact on the Group

The financial impact of asset closures and impairment charge on the Group will be a reduction of annual depreciation and amortisation of EUR 75 million, equal to an increase of EPS by EUR 0.08. The Group’s capital employed will be reduced by EUR 1 203 million and the debt/equity ratio will be deteriorated by 0.07. The charges will be classified as non-recurring items.

The profit enhancement plan is estimated to have an additional positive impact of EUR 0.05 on the Group’s EPS, once the full effect of the plan is realised (2005 onwards).

For further information, please contact:

Jukka Härmälä, Chief Executive Officer, tel. +358 2046 21404
Björn Hägglund, Deputy Chief Executive Officer, tel. +46 70 528 2785
Esko Mäkeläinen, Chief Financial Officer, tel. +44 20 8432 1540
Kai Korhonen, Senior Executive Vice President, Stora Enso North America, +1 715 422 4039
Kari Vainio, Executive Vice President, Corporate Communications, tel. +44 7799 348 197
Keith Russell, Senior Vice President, Investor Relations, tel. +44 7775 788 659
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. +1 715 422 4023
Scott Deitz, Vice President, Investor Relations, Stora Enso North America, tel. +1 715 422 7521

On Tuesday 27 August you are most welcome to participate in the:

TELEPHONE CONFERENCE at 14.00 UK time hosted by CEO Jukka Härmälä.

In Europe dial +44 20 8240 8242 and in the USA dial +1 303 713 7929. Please quote “Stora Enso”.

A LIVE WEBCAST of the telephone conference may be listened to at www.storaenso.com/investors. The presentation material will be available on www.storaenso.com/investors from 12.00 UK time.

To listen to a recording in Europe dial +44 20 8288 4459, replay code: 651252, and in the USA dial +1 703 736 7336, replay code: 651252. The recording will be available for five days after the conference.

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at http://www.storaenso.com/images

www.storaenso.com
www.storaenso.com/investors

Stora Enso North America is a division of Stora Enso Oyj. The division is North America’s leading producer of coated and supercalendered printing papers for the printing and publishing industries. In addition, Stora Enso North America is a premier producer of speciality papers, and manufactures paperboards and paperboard products. The division produces elemental chlorine-free kraft pulp, totally chlorine-free mechanical pulp and recycled pulp from printed, preconsumer and postconsumer scrap paper.

Stora Enso North America has papermaking operations at Biron, Kimberly, Niagara, Stevens Point, Whiting and Wisconsin Rapids, Wisconsin; Duluth, Minnesota, and Port Hawkesbury, Nova Scotia, Canada.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: August 27, 2002